UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K/A

                                   (Mark One)

  |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                   For the fiscal year ended December 31, 2002
                                       OR

   |_| TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

          For the transition period from ____________ to ____________.

                         Commission file number: 0-26483

                       VaxGen, Inc. 401(k) Retirement Plan
                            (Full title of the Plan)

                                  VaxGen, Inc.

          (Name of issuer of the securities held pursuant to the Plan)

          1000 Marina Boulevard, Suite 200, Brisbane, California 94005
              (Address of principal executive offices and zip code)

                       VaxGen, Inc. 401(k) Retirement Plan
                  Financial Statements and Supplement Schedules
                                Table of Contents

                  Item                                                  Page No.

Statements of Net Assets Available for Benefits at
       December 31, 2002 and 2001                                              2
Statement of Changes in Net Assets Available for
       Benefits for the Year Ended December 31, 2002                           3
Notes to Financial Statements                                                  4
Signatures                                                                     8
Supplemental Schedule for the Year Ended December 31, 2002:
       Schedule H, Line 4i - Schedule of Assets (Held At End of Year)          9

                            VaxGen, Inc. 401(k) Retirement Plan
                  Statements of Net Assets Available for Benefits

                                                             December 31,
                                                    ----------------------------
                                                        2002             2001
                                                   (As Restated)
                                                     ----------       ----------

Investments, at fair value
     Mutual funds                                    $1,293,017       $  988,784
     Company stock                                      868,506          136,729
     Participant loans                                   25,940            5,396
                                                     ----------       ----------
           Total investments                          2,187,463        1,130,909

Cash                                                      3,108              880

Contribution receivable:
     Participant                                             --           21,736
     Employer                                            98,459           42,397
Other receivable                                             --              125
                                                     ----------       ----------
Net assets available for benefits                    $2,289,030       $1,196,047
                                                     ==========       ==========

                             See accompanying notes.

                           VaxGen, Inc. 401(k) Retirement Plan
              Statement of Changes in Net Assets Available for Benefits

                                                              Year Ended
                                                           December 31, 2002
                                                             (As Restated)
                                                           -----------------
ADDITIONS:

Investment income:
     Interest                                                 $      769
     Realized and unrealized gain, net                           241,980
                                                              ----------
Total investment income                                          242,749

Contributions:
     Basic                                                       648,740
     Employer match                                              356,466
                                                              ----------
Total contributions                                            1,005,206
                                                              ----------
Total additions                                                1,247,955

DEDUCTIONS:
Distributions to participants                                    154,452
Fees                                                                 520
                                                              ----------
Total deductions                                                 154,972
                                                              ----------
Net increase                                                   1,092,983

Net assets available for benefits:
           Beginning of year                                   1,196,047
                                                              ----------
           End of year                                        $2,289,030
                                                              ==========


                             See accompanying notes.

                       VaxGen, Inc. 401(k) Retirement Plan
                          Notes to Financial Statements

(1) DESCRIPTION OF THE PLAN

General

The following description of the VaxGen 401(k) Retirement Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan with a 401(k) feature and was established, effective January 1, 1997, by VaxGen for the benefit of its eligible employees. Upon attainment of age 21, eligible employees may invest pre-tax dollars, which are eligible for matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may contribute up to 25% of their annual compensation (as defined in the Plan document) up to a specified maximum of $11,000 and $10,500 in 2002 and 2001, respectively. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Administrator.

Participants who make salary deferral contributions receive matching contributions each calendar-year quarter in accordance with the following formula: an amount equal to 100% of each participant's salary deferral contribution up to 3% of such participant's compensation (as a defined in the Plan document) and 50% of the Participant's salary deferral contribution for the next 2% of such participant's compensation. VaxGen may make matching contributions in the form of VaxGen Common Stock or cash.

Vesting

Participants are immediately vested in their salary deferral contributions and matching contributions plus actual earnings thereon.

Investment Options

Each participant may direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof). Participants may change their investment elections among the Plan investment funds on any business day. A detailed description of these investment fund options is provided in the Plan document.

Participant Accounts

An account is maintained on behalf of each participant by the Recordkeeper. On each business day, each participant's account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant's account.

Participant Loans

Participant loans are permitted under the Plan. Loan balances are maintained separately from the other investment funds. The loans are secured by the portion of the participant's account from which each respective loan is made. A loan to a participant must be at least $1,000 and cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant's vested account balance at the time of the loan. Participant loans are only available in accordance with the conditions defined in the plan agreement. At December 31, 2002, the weighted-average interest rate on participant loans was 5.06%.

Payment of Benefits

A participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan. Distributions will be made in the form of a lump-sum payment. Upon death of the participant, the full value of the participant's account will be distributed to the designated beneficiary or to the participant's estate if no beneficiary has been named.

Plan Termination

Although it has not expressed any intent to do so, VaxGen has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and non-forfeitable. The balances credited to their accounts would remain with the Plan Administrator until they become distributable in accordance with the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair market value at year-end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value. VaxGen Common Stock is valued at the quoted closing market price on the last day of the plan year.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties

The Plan provides for investment options in various long-term, index and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(3) RESTATEMENT

In June 2004, VaxGen discovered an error in the accounting for the contributions to the Plan in the Plan year ended December 31, 2002. The contributions were not accounted for on an accrual basis and were, therefore, not in accordance with accounting principles generally accepted in the United States of America. As a result, the financial statements of the Plan for the year ended December 31, 2002 are restated in this Form 11-K/A. The principal effects of the adjustments on the accompanying financial statements are set forth below:

                                                   STATEMENT OF NET ASSETS
                                                    AVAILABLE FOR BENEFITS
                                                   As of December 31, 2002
                                               --------------------------------
                                                                (As Previously
                                                (As Restated)     Reported)
                                               --------------   ---------------
Contribution receivable:
       Employer                                  $   98,459       $       --
Net assets available for benefits                 2,289,030        2,190,571

                                            STATEMENT OF CHANGES IN NET
                                           ASSETS AVAILABLE FOR BENEFITS
                                        For the Year Ended December 31, 2002
                                        -------------------------------------
                                                            (As Previously
                                            (As Restated)      Reported)
                                            -------------   --------------
Contributions:
         Employer match                       $  356,466      $  258,007
Total contributions                            1,005,206         906,747
Total additions                                1,247,955       1,149,496
Net increase                                   1,092,983         994,524
Net assets available for benefits:
         End of year                           2,289,030       2,190,571

The restatement had no effect on the 2001 financial statements.

(4) INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                                Year ended
                                                            December 31, 2002
                                                            -----------------

Mutual funds                                                   $ (220,770)
Common stock                                                      462,750
                                                               ----------
         Total realized and unrealized gain, net               $  241,980
                                                               ==========

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                       December 31,
                                                  ----------------------
                                                    2002          2001
                                                  --------      --------
    Janus Balanced Fund                           $184,382      $114,813
    Janus Olympus Fund                             106,642       136,932
    Janus Twenty Fund                              153,390       167,925
    Dreyfus Short Term Income                      132,196        38,338
    Dreyfus Basic S&P 500 Stock Fund               172,839       134,080
    Dreyfus Money Market Reserves                  277,830        94,189
    VaxGen, Inc. Common Stock                      868,506*      136,729*

    * Nonparticipant-directed

(5) NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                            December 31,
                                                        -------------------
                                                        2002           2001
                                                        ----           ----
Net Assets:
         Common stock                               $  868,506      $ 136,729
                                                    ==========      =========

                                                            Year ended
                                                         December 31, 2002
                                                         -----------------
Change in Net Assets:
         Contributions                                      $  297,749
         Net appreciation                                      462,750
         Benefits paid to participants                         (28,722)
                                                            ----------
                                                            $  731,777
                                                            ==========

(6) INCOME TAX STATUS

The Plan and related trust are intended to be qualified under Sections 401(a) and 501(a) of the Code. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

(7) RELATED PARTY TRANSACTIONS

For the periods ended December 31, 2002 and 2001, the Company paid for the administrative expenses of the Plan. Three executives of VaxGen are Trustees of the Plan.

(8) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and employer contributions per the financial statements for the year ended December 31, 2002 to Form 5500:

     Total net assets available for benefits per
              the financial statements                        $ 2,289,030
     Contribution receivable as of December 31, 2002              (98,459)
                                                              -----------
     Total net assets available for benefits per
              the Form 5500                                   $ 2,190,571
                                                              ===========

     Employer contributions per the financial statements      $   356,466
     Contribution receivable as of December 31, 2002              (98,459)
                                                              -----------

     Employer contributions per the Form 5500                 $   258,007
                                                              ===========

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

VaxGen, Inc. 401(k) Retirement Plan


   Date: June 30, 2004        /s/ JAMES M.CUNHA
                              James M. Cunha
                              Chief Financial Officer and
                              Trustee of the VaxGen, Inc.
                              401(k) Retirement Plan


   Date: June 30, 2004        /s/ ERIN M. ELLIOTT
                              Erin M. Elliott
                              Senior Director, Human Resources
                              and Trustee of the VaxGen, Inc.
                              401(k) Retirement Plan

                       VaxGen, Inc. 401(k) Retirement Plan
                           EIN: 94-3236309, Plan #001
         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                                December 31, 2002

                   (b)                                        (c)                  (d)             (e)
                                                   Description of investment
                                               including maturity date, rate of
      Identity of issue, borrower,               interest, collateral, par, or                   Current
         lessor or similar party                        maturity value                            Value
MUTUAL FUNDS:
   Janus Balanced Fund                                   10,312 shares               **       $   184,382
   Janus Olympus Fund                                     5,332 shares               **           106,642
   Janus Twenty Fund                                      5,287 shares               **           153,390
   Janus Worldwide Fund                                   2,421 shares               **            77,803
   Scudder Flag Investors Communication Fund              5,166 shares               **            58,270
   Strong Growth and Income Fund                          4,183 shares               **            66,299
   Invesco Health Sciences Fund                           1,674 shares               **            63,366
   Dreyfus Basic SP500 Stock Fund                         9,445 shares               **           172,839
   Dreyfus Short Term Income Fund                        11,406 shares               **           132,196
MONEY MARKET FUNDS:
   Dreyfus Money Market Reserves                        277,830 shares               **           277,830
COMMON STOCK:
   VaxGen Common Stock *                                 44,977 shares          542,434           868,506
   Participant Loans * (1)                                                                         25,940
                                                                                              -----------
Total Investments                                                                             $ 2,187,463

(1) Participant loans mature from 2003 until 2007 at a weighted-average interest rate of 5.06%.

*     Indicates party-in-interest to the Plan.

**    Cost information is not provided as investments are participant directed.